ITEM 77C Exhibit 1

DREYFUS MANAGER FUNDS I

-        Dreyfus Midcap Core Fund (the "Fund")

MATTER SUBMITTED TO A VOTE OF SECURITY HOLDERS

A Special Meeting of Shareholders of the Dreyfus Manager Funds I – Dreyfus Midcap Core Fund was held on March 27, 2013.  Out of a total of 4,256,019.252 shares ("Shares") entitled to vote at the meeting, a total of 2,340,655.685 were represented at the meeting, in person or by proxy.  The following proposal was approved by the holders of the Fund’s outstanding Shares:

		Shares

	For	Against	Abstain

To approve a merger of the Fund into Dreyfus Structured Midcap Fund	2,148,533.414	93,915.194	98,207.077